Genex Pharmaceutical, Inc.
1801 Guangyin Building, Youyibeilu
Hexi District, Tianjin City, China
Facsimile No. 011-86-022- 2337-8121

April 18, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 6010

Attention:	Dennis Hult
Staff Accountant
Division of Corporation Finance

Angela J. Crane
Accounting Branch
Chief Division of Corporation Finance

Re:	Genex Pharmaceutical, Inc.
Form 10-KSB for the period ended December 31, 2005
Filed July 12, 2006
File Number 333-102118

Ladies and Gentlemen:

Genex Pharmaceutical, Inc., a Delaware corporation (the "Company"), submits this responses to the comments received from the Securities and Exchange Commission Staff (the "Staff") set forth in the Staff’s comment letter, dated February 20, 2007, relating to the above-referenced Form 10-KSB and subsequent filings. For your convenience, our responses are preceded by the Staff’s comment to which the response relates.

Form 10-QSB’s for the quarter ending March 31, 2006, June 30, 2006 and September 30, 2006

Certifications, Exhibit 31.1

1. Please refer to comment 8 in our letter dated October 3, 2006. Please tell us when you will amend your 10-QSB for the quarters ended March 31, 2006 and June 30, 2006 in response to comments. Also, we note that the certifications in your Form 10-QSB for the quarter ended September 30, 2006 need to be amended to be in proper form as well. Please revise as necessary.

We note your comment. The Company intends to file the requested amendments no later than May 4, 2007.

* * *

Securities and Exchange Commission
February 14, 2007

The Company certifies to the Commission that (1) it is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Fuzhi Song

Fuzhi Song
Chief Executive Officer